August 11, 2005

To:	Anita Karu
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20002

Re:	New Design Cabinets, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
File No.: 333-124060
Filed July 19, 2005

Dear Ms. Karu:

The following are the Company's responses and revisions to its filing pursuant to your letter dated August 1, 2005:

General

1.

Please refer to comment 3 in our letter dated July 11, 2005.  Paragraph 23 of Schedule A to the Securities Act of 1933 requires that a Section 10 prospectus disclose "the names and addresses of counsel who have passed on the legality of the issue.”  Please revise your prospectus accordingly, placing the required information under either an Experts or a Legal Matters section heading.  In addition, given that the auditor is an expert for purposes of Section 11 in connection with this offering and has properly filed a consent pursuant o Rule 436, it is our belief that naming the auditor as an expert is appropriate disclosure in the prospectus.  Please revise your prospectus accordingly, placing the information under an Experts section heading.  Finally, we also again remind you to update your table of contents, which continues to list an Interests of Named Experts and Counsel section despite the absence of corresponding disclosure in the body of the prospectus.

The registration statement has been revised, as follows:

Legal Matters

The validity of the shares of common stock that we are registering hereby will be passed upon for us by Wendy E. Miller, Esq., Newport Beach, California, who holds no interest in our common stock.

Experts

Bagell Josephs & Company, L.L.C., independent registered public accounting firm, have audited our financial statements at December 31, 2004, and have prepared condensed unaudited financial  statements at  June 30, 2005, as set forth in their report.  We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on Bagell Joseph & Company, L.L.C.'s report, given on their authority as experts in accounting and auditing.

Additionally, Wendy E. Miller, Esq. and Bagell Josephs & Company, L.L.C. have revised their consents to consent to the company referencing them as experts.

Reports to Security Holders, page 15

2.

Your disclosure currently includes reference to "MCI.”:  We assume the reference should be "NDCI.”  Please revise.

The typographical error has been amended to accurately refer to NDCI.

Management's Discussion and Plan of Operations, page 15

3.

Please refer to comment 4 in our letter dated July 11, 2005.  Other than revising the order of paragraphs in this section and adding sentences about your planned website and planned marketing in the top two paragraph on page 16, it does not appear you have made any significant changes in response to the comment.  It therefore remains unclear what your plan of operations is for the next 12 months and how you intend to generate $18,000 in revenues you state you will require to support ongoing operations for the next twelve months.  In particular, as currently drafted, the plan of operation disclosure does not appear to contain adequate information about your actual intended products.

Please revise to provide a specific plan of operation, particularly addressing all supplies, materials, product costs, product pricing etc. related to the prefabricated wine rack kits and custom woodwork products you intend to sell.  Please also revise to explain why you have not developed any prefabricated kit prototypes or obtained custom woodwork customers yet nor expect to have any for six to nine months.  Given that you received proceeds of $36,000 from private placements more than six months ago and will not receive proceeds from the selling shareholder offering, it is unclear why you have not developed any sample products or sales yet nor expect to do so for at least six to nine months.

Finally, in these regards, as reflected in comment 1 of our letter dated May 11, 2005, if you are unable to describe a specific business plan, then it appears you may be a blank check company within the meaning of Rule 419 and should revise the registration statement accordingly.

The registration statement has been amended, as follows:

Management's Discussion and Plan of Operation

New Design Cabinets, Inc. was incorporated in the State of Nevada on September 29, 2004.  Our business objective is to market custom cabinets and prefabricated wine racks.  Potential customers for custom woodwork will be able to consult with us throughout the entire development process, from conception and design to choosing specific building materials.  We also plan to offer a limited selection of pre-manufactured wine rack "kits.”  These kits will vary in the number of bottles the rack will hold and the type of wood used in its construction.  We will attempt to sell these kits via our Internet site and will ship them in boxed sets requiring simple assembly by the consumer.

NDCI is a startup and has not yet realized any revenues.  Our efforts have focused primarily on the development and implementation of our business plan.  No development-related expenses have been or will be paid to affiliates of NDCI.

During the three month period ended June 30, 2005, we did not generate any revenues, and incurred a net loss of $4,896.  In the six months ended June 30, 2005, our net loss totaled $9,325.  From our inception to June 30, 2005, we generated no revenues, while experiencing an aggregate net loss of $9,551.  The cumulative net loss was attributable solely to professional fees and general and administrative expenses related to the costs of start-up operations.

Since our incorporation, we have raised capital through private sales of our common equity.  In October 2004, we issued 10,000,000 shares of our common stock to Kenneth P. Laurent, the sole officer and director, in exchange for cash in the amount of $10,000.  Additionally, in January 2005, we sold an aggregate of 260,000 shares of our common stock to 23 unrelated third parties for cash proceeds of $26,000.  We believe that the funds received in the private placement will be sufficient to satisfy our start-up and operating requirements for the next 12 months.  The table below sets forth the anticipated use of the private placement funds:

	Estimated	Estimated
	Amount	Completion

Computer hardware and software	$3,000	Ongoing
Website development and maintenance	$5,000	Ongoing
Accounting and legal fees	$2,000	Ongoing
Marketing activities	$2,000	Third Quarter 2005
Product design, development and manufacture	$3,000	Use as needed
SEC reporting expenses	$4,500	Use as needed
General working capital	$3,990	Use as needed
Offering expenses	$2,510	Use as needed

Our management believes that establishing our brand name is imperative to our ability to continue as a going concern.  Establishing our presence on the Internet is critical to reaching a broad consumer base.  We have developed a website at www.newdesigncabinets.com to offer information about our company and the products we plan to produce.  For web users interested in our custom products, our site contains a contact form that potential customers can complete to receive more information from us or to communicate with us.  We are currently in the process of refining and adding content to the site.  The site will contain pictures of custom woodwork designed and manufactured by our sole officer and director, Mr. Kenneth Laurent.  In addition, the site will feature the pre-fabricated wine racks we plan to sell.  The $5,000 allocated to the development and maintenance of our website at www.newdesigncabinets.com is expected to be sufficient for the next 12 months.  The site is operational, although we expect to continuously upgrade and refine it as we deem feasible and as our funds permit.  The site has been initially designed to promote our company and will be used mainly as a marketing platform.

Using the Internet for marketing and sales is the first component of our strategy.  Another facet of our marketing activities includes the creation of print brochures to provide to prospective clients. These brochures will feature woodwork created by our sole officer and director and will be intended for distribution to potential customers.  We expect to commence production of marketing materials in the third quarter of 2005.  We also plan to utilize our sole officer and director's personal contacts with architects and contractors who are involved with the design and/or construction of luxury homes.  It is anticipated that these architects and contractors will act as referral sources for our business.  We have allocated $2,000 of the proceeds raised in the private placement to finance our marketing activities.  We currently have no marketing or sales initiatives or arrangements in development or effect other than our web site.

In pursuit of the design, development and manufacture of our products, we plan to allot $3,000. This amount of funds is intended to finance the design of cabinets and wine racks and the purchase of materials to develop prototype and finished products.  We utilize the facilities provided to us with out charge by Kenneth P. Laurent, our sole officer and director.  These facilities include the use of tools and workspace that we believe are adequate for our operations.  We are in the process of designing and evaluating various prototype kits.  We have not designated any particular design to bring to market and, thus, currently do not have any prefabricated kits available for sale.

We expect to incur approximately $4,500 in expenses related to being a public reporting company.  Although, our sole officer and director has no specific experience managing a public company, we believe these funds will be sufficient to maintain our status as a reporting company with the SEC.

We have budgeted $3,990 as general working capital for non-specific uses.  We believe that these funds will allows us to cover costs that are as yet unforeseen and to take advantage of opportunities that may arise in the course of our business.

Our sole officer and director believes that our cash on hand as of June 30, 2005 in the amount of $26,449 is sufficient to maintain our current level of operations for the next approximately 12 months.  However, generating sales in the next 12 months is imperative for us to continue as a going concern.  We believe that we will be required to generate a minimum of approximately $18,000 in revenues over the next 12 months in order for us to support ongoing operations.  If we do not generate sufficient revenues to meet our expenses over the next 12 to 18 months, we may need to raise additional capital by issuing capital stock in exchange for cash in order to continue as a going concern.  There are no formal or informal agreements to attain such financing.  We can not assure you that any financing can be obtained or, if obtained, that it will be on reasonable terms.  Without realization of additional capital, it would be unlikely for us to continue as a going concern.

In order to begin generating revenues, we must develop the products we intend to sell.  NDCI intends to focus its efforts on developing and marketing the following two product lines:

1.

Prefabricated wine rack kits - We plan to produce a number of pre-manufactured wine racks that will be sold to customers in a kit format they assemble themselves.  These modular designs will be available in a variety of sizes and materials.  These wine racks can be used alone or can be aggregated to be used in a full wine cellar.

We plan to obtain materials to be used in the manufacture of our wine racks from lumber wholesalers and dealers in the Phoenix metropolitan area of Arizona.  Although we have identified such suppliers, we have not entered into any long-term purchase agreements and have no commitments to purchase materials from any supplier.  Our target cost of materials is approximately $15-25 per wine rack kit, inclusive of manufacturing costs.  However, the actual cost for materials may fluctuate significantly and could depend on the type of wood used and the actual lumber cost.  If our projected cost of materials significantly exceeds our expectations, our resultant anticipated operating margin may be too low to support ongoing operations.

The anticipated sales price for prefabricated wine rack kits will be approximately $45-75 each.  No market research has been undertaken to arrive at this estimate; it is based solely upon our sole officer and director's observations in retail stores and expectations of our company's requirements.  If our target price is too high, consumers will not purchase our proposed wine rack kits.

We currently do not have any prefabricated kits available for sale.  We are in the process of designing and evaluating prototype kits, none of which have been deemed suitable for production due to prohibitive projected manufacturing costs and substandard functionality.  As a result, we have not designated any particular design to bring to market and currently do not have any prefabricated kits available for sale.  We expect to refine our prototype designs and begin producing kits within the next five to eight months of operations.

2.

Custom woodwork - We plan to design, manufacture and install custom cabinetry and wine racks.  Our sole officer and director will provide customers with significant consultation and assistance, ranging from proposed layout to materials used.  We intend to have sample plans and designs to assist customers in making their decisions.  All cabinetry will be customized to accommodate a customer's wants, needs and budget.

We intend to charge a minimum of $75 per hour for custom cabinetry consultation and labor.  Although we did not conduct any market research to arrive at this hourly rate, our sole officer and director has personal experience as an independent contractor billing these fees to customers.  He believes that this rate is competitively priced according to the market for custom woodwork.  Once we are contacted for a project, it is standard industry practice to provide an estimated bid for the total amount of labor cost, which will be subjectively based upon our sole officer and director's expected amount of time to be spent on a particular job.  If the actual cost is above the estimate provided, our clients may refuse to pay the overage, and we may be unable to collect the actual amount due.

Clients will be solely responsible for the actual costs of the materials and supplies used in manufacture and/or assembly.  Therefore, production costs will depend considerably upon the materials to be used, which will typically be chosen by the client.  The actual cost for supplies may fluctuate significantly and could depend on the type of materials used and the actual cost for those materials.

We plan to obtain materials to be used in the manufacture of custom cabinetry from wholesalers and dealers in the Phoenix metropolitan area of Arizona.  Although we have identified such suppliers, we have not entered into any long-term purchase agreements, have no commitments to purchase materials from any supplier and have not purchased any materials because we do not have any customers at this time.  We believe we will retain clients for our custom cabinets within the next five to eight months.

We do not have any clients for our custom woodworking services.  To date, we have devoted significantly all of our efforts on designing and evaluating prototype prefabricated wine racks and have not yet designed or implemented a marketing and advertising plan to attract customers.  Once we begin to initiate production of the wine racks, our sole officer and director plans to devote greater attention to marketing our custom cabinetry services.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Wendy Miller, corporate counsel, at (702) 265-5680.

Sincerely,

/s/ Kenneth P. Laurent

Kenneth P. Laurent

President

New Design Cabinets, Inc.

Attachments:

Form SB-2 amendment 3, marked